UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 000-55716

Trilogy International Partners Inc.
(Translation of registrant's name into English)

155 - 108th Avenue NE, Suite 400, Bellevue, Washington 98004
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[ x ] Form 20-F   [   X        ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Exhibit 99.1 to this report on Form 6-K shall be deemed to be filed and incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-218631) and Registration Statement on Form F-10 (File No. 333-233287) and to be a part of each thereof from the date on which said exhibit is filed with this report, to the extent not superseded by documents subsequently filed or furnished.

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated February 20, 2020
99.2	Amended and Restated Facilities Agreement dated July 30, 2018 as amended and restated on February 7, 2020 (portions of this Exhibit have been omitted in accordance with applicable Securities and Exchange Commission Rules)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILOGY INTERNATIONAL PARTNERS INC.
(Registrant)

Date: February 21, 2020	By:	/s/ Erik Mickels
Erik Mickels
	Title:	Senior Vice President and Chief Financial Officer